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THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
([redacted], JAPAN)
[redacted]57-2900

04010701

FILE NO. 82-4861

March 5, 2004

VIR AIR MAIL

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

SUPPL

04 MAR 18 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Brief Statement of Accounts for the Third Quarter of the Year Ending March 31, 2004 (dated February 12, 2004) (English translation)

Yours very truly,

Kunio Aoki

dw 3/18

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

(Translation)

February 12, 2004

BRIEF STATEMENT OF ACCOUNTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2004 (CONSOLIDATED)

Name of listed company: **MegaChips Corporation**
(URL http://www.megachips.co.jp/)

(Code number: 6875 Tokyo Stock Exchange, First section)

Representative: Shigeki Matsuoka
President and Representative Director

Person to contact: Masayuki Fujii
Executive Officer, Corporate Planning, in charge of Accounting, Finance and IR
(TEL: (06) - 6399-2884)

1. Matters concerning the preparation of the brief quarterly statements of accounts:

(i) Differences in the method of accounting for sales and operating profit from the recognition method for the most recent business year on a consolidated basis: None

(ii) Changes in the scope of consolidation and the application of equity method: Yes
(Consolidated subsidiaries (exclusion): 1 company (in comparison with the year ended March 31, 2003))

2. Summary of the operating results for the third quarter of the year ending March 31, 2004 (from April 1, 2003 to December 31, 2003):

(1) Sales and operating profit

	Sales	Operating profit
Third quarter of the year ending March 31, 2004	¥20,278 million - %	¥1,601 million -%
(For reference) Year ended March 31, 2003	¥29,055 million	¥1,741 million

(Notes) 1. Sales and operating profit are the total sums accumulated up to the end of the relevant quarter under review, respectively.

2. The disclosure of quarterly statements of accounts has commenced as from the first quarter of the current business year. Hence, no actual results for the third quarter of the previous business year or no comparison with the actual results for the third quarter of the previous business year is given herein.

- **Overview of operating results in general**

The Japanese economy during the third quarter under review remained in a recession due to the persistent severe employment condition and slump in private spending while corporate earnings and capital investment registered tones of slow recovery driven by exports.

In the electronic machinery and equipment industry in which the Group (the Company and its subsidiaries; the same applies hereinafter) belongs, markets for some consumer audio-visual (AV) equipment, such as digital televisions and digital cameras, and mobile phones expanded. However, the industry in general registered a slight increase in sales from the corresponding period of the previous business year.

Under these circumstances, the Group focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core business of the Company, as well as application-specific LSIs (ASSP), which have competitive edges with the Company's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products installed with the Company's system LSIs.

Specifically, with the prevalence of digitalisation of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For these growing areas, the Group has exerted its active efforts to develop and market system LSIs for digital cameras, system LSIs for 3G mobile phones and system products, including digital image recording and transmitting systems for use in the security and monitoring field, and promote system integration.

As a result, on a consolidated basis, sales and operating profit amounted to ¥20,278 million and ¥1,601 million, respectively.

- **Overview of operating results by segment**

(i) LSI business

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥13,464 million as demand for LSIs for storing game software (custom mask ROMs) remained strong while demand for system LSIs for use in game consoles and their peripherals was weak. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥4,651 million as demand for one-chip LSIs for digital still cameras, LSIs for AV equipment and LSIs for processing images, sounds and communications for 3G mobile phones remained strong though demand for LSIs for wireless communications declined. Consequently, consolidated sales in the LSI business totaled ¥18,117 million.

(ii) System business

In the industrial system business, investment in the security and monitoring field remained slow and demand for digital image recording and transmitting systems for use in the field was weak. However, due to the release of new products, consolidated sales in the industrial system business amounted to ¥1,079 million. In the consumer system business, the Company focused its efforts on marketing new products of network cameras, specifically. However, consolidated sales amounted to just ¥34 million. Consequently, consolidated sales in the system business as a whole, including sales in the business independently conducted by MegaChips System Solutions Inc. (its trade name was changed from MegaFusion Corporation as of October 30, 2003), which is classified as other systems, amounted to ¥2,161 million.

(2) Events that had significant effects on the financial position and operating results of the Group for the third quarter under review

- Events that had significant effects on the financial position

  No event had significant effects on the financial position of the Group for the third quarter under review.

- Events that had significant effects on the operating results

  No event had significant effects on the operating results of the Group for the third quarter under review.

(For reference) Summary of non-consolidated operating results for the third quarter of the year ending March 31, 2004 (from April 1, 2003 to December 31, 2003).

	Sales	Operating profit
Third quarter of the year ending March 31, 2004	¥19,127 million	¥1,853 million

3. Forecasts of operating results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

No amendment is made to the forecasts of operating results for the year ending March 31, 2004, as given at the time of publication of the brief statement of accounts for the interim financial period of the year ending March 31, 2004 (consolidated) on November 13, 2003.

- Notice on the forecasts of operating results

  The above forecasts are made based on information available as of the date hereof and assumptions as of the date hereof concerning uncertain factors that may affect the operating results in the future. The actual results may materially differ from the above forecasts due to various factors in the future.

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